Rule 424(b)(3)
                                                                   No. 333-37480


                         CNL RETIREMENT PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated April 17, 2001 and the Prospectus Supplement dated June 8, 2001. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to the proposed Properties for which the Company has received initial commitments is presented as of August 15, 2001, and all references to such commitments should be read in that context. Proposed
Properties for which the Company receives initial commitments, as well as Property acquisitions that occur after August 15, 2001, will be reported in a subsequent Supplement.


                               RECENT DEVELOPMENTS

         The Company has committed to acquire Broadway Plaza at Pecan Park, an American Retirement Corporation free-standing assisted living property located in Arlington, Texas, a suburb of the Dallas/Fort Worth area. The Property, which opened in August 2000, includes 80 assisted living units and 15 units for residents with Alzheimer's and related memory disorders. Built in a park-like setting, the facility's special amenities include a common activities room and dining room, library and professionally maintained gardens. The Property is less than six miles from three hospitals and within two miles of two shopping districts.

         In addition, the Company has committed to acquire Homewood Residence at Boca Raton, another American Retirement Corporation free-standing assisted living property located in Boca Raton, Florida, approximately 20 miles north of Fort Lauderdale, Florida. The Property, which opened in October 2000, includes 60 assisted living units and 14 units for residents with Alzheimer's and related memory disorders. The facility's special amenities include a common activities room and dining room, library and professionally maintained gardens. The Property is within eight miles of two hospitals and less than seven miles from shopping areas.

         On July 1 and August 1, 2001, the Board of Directors declared distributions of $0.0583 per Share to stockholders of record on June 1 and August 1, 2001, respectively, representing an annualized distribution rate of 7.0%.


                                  THE OFFERINGS

GENERAL

         Upon the termination of its Initial Offering on September 18, 2000, the Company had received aggregate subscriptions for 971,898 Shares totalling $9,718,974 in gross proceeds, including 5,046 Shares ($50,463) issued pursuant to the Reinvestment Plan. Following the termination of the Initial Offering, the Company commenced this offering of up to 15,500,000 Shares. As of August 15, 2001, the Company had received aggregate subscriptions for 1,722,748 Shares totalling $17,227,476 in gross proceeds, including 24,507 Shares ($245,065) issued pursuant to the Reinvestment Plan from its Initial Offering and this offering. As of August 15, 2001, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of selling commissions, marketing support and due diligence expense reimbursement fees and organizational and offering expenses, totalled approximately $15,500,000. The Company used approximately $5,800,000 of net offering proceeds and $8,100,000 in advances relating to its line of credit to invest approximately $13,900,000 in one assisted living Property. As of August 15, 2001, the Company had repaid all advances relating to its line of credit and had paid approximately $1,100,000 in Acquisition Fees and Acquisition Expenses, leaving approximately $500,000 available to invest in Properties and Mortgage Loans.



August 16, 2001                                  Prospectus Dated April 17, 2001

                                    BUSINESS

PENDING INVESTMENTS

         As of August 15, 2001, the Company had initial commitments to acquire two assisted living Properties. The two Properties are Broadway Plaza at Pecan Park in Arlington, Texas, and Homewood Residence at Boca Raton in Boca Raton,
Florida. The acquisition of each of these Properties is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or both of these Properties will be acquired by the Company. If acquired, the leases of these Properties are expected to be entered into on substantially the same terms described in the section of the Prospectus entitled "Business -- Description of Property Leases." In order to acquire these Properties, the Company must obtain additional funds through the receipt of additional offering proceeds and/or debt financing. Initially, the Company plans to fund these acquisitions with advances of approximately $19.4 million under the $25,000,000 line of credit. Each of the Properties will be operated and managed by a wholly owned subsidiary of American Retirement Corporation.

         Leases. Set forth below are summarized terms expected to apply to the leases for each of the two Properties. More detailed information relating to a Property and its related lease will be provided at such time, if any, as the Property is acquired.



                                  Estimated Purchase        Lease Term and              Minimum Annual
                 Property               Price               Renewal Options                  Rent                Percentage Rent
-------------------------------- --------------------- ------------------------ ------------------------------- -----------------

Broadway Plaza at Pecan Park         $10,578,750       15 years; two five-year  $1,084,322 for the first lease         (2)
Arlington, TX                                          renewal options          year; increases by 2% each
(the "Arlington Property")                                                      lease year thereafter (1)
Existing Retirement Facility

Homewood Residence at Boca Raton      $9,672,000       15 years; two five-year  $991,380 for the first lease           (2)
Boca Raton, FL                                         renewal options          year; increases by 2% each
(the "Boca Raton Property")                                                     lease year thereafter (1)
Existing Retirement Facility


(1)      Based on estimated purchase price.

(2) Percentage rent will be 10% of gross revenues in excess of the "Baseline Gross Revenues." The Baseline Gross Revenues will be the prior 12 months total revenue for the period ending on the earlier of
         (a) the 36th month of the lease, or (b) the month on which the occupancy has averaged 93% for the prior 12 months.

         Broadway Plaza Arlington Property. The Arlington Property, which opened in August 2000, is the Broadway Plaza at Pecan Park located in Arlington, Texas. The Arlington Property includes 80 assisted living units and 15 memory impaired units for residents with Alzheimer's and related memory disorders. The facility provides assistance with daily living activities such as bathing, dressing and medication reminders. The Property is located in a suburb between Dallas and Fort Worth, Texas. The number of seniors in the ten-mile area surrounding the Arlington Property is expected to grow by 34% between 2000 and 2005. The Property is less than six miles from three hospitals and within two miles of two shopping districts.

         Homewood Residence Boca Raton Property. The Boca Raton Property, which opened in October 2000, is located in Boca Raton, Florida. The Boca Raton Property includes 60 assisted living units and 14 units for residents with Alzheimer's and related memory disorders. The facility provides assistance with daily living activities such as bathing, dressing and medication reminders. The Property is located approximately 20 miles north of Fort Lauderdale, Florida. The number of seniors in the ten-mile area surrounding the Boca Raton Property is expected to grow by 20% between 2000 and 2005. The Property is within eight miles of two hospitals and less than seven miles from shopping areas.

         American Retirement Corporation Brands. American Retirement Corporation splits its portfolio into two units, the core facilities and the freestanding assisted living facilities. According to American Retirement Corporation's June 2001 Form 10-Q, American Retirement Corporation operates 65 facilities. The core facilities consist of 31 Continuing Care Retirement Communities (CCRCs). The core communities act as "hubs" of a hub and spoke model. The model helps create efficiencies in markets through cross-marketing, cross-staffing and referrals. The "spokes" are 34 freestanding assisted living and memory impaired properties. The newer facilities are operated under the Homewood Residence brand. The communities are designed in a comfortable, home-like setting and provide residents with a sense of community through a variety of activities, restaurant-style dining, on-site security, weekly housekeeping and scheduled transportation. The communities promote an environment that enables residents to remain as independent as possible for as long as possible, while providing a personally tailored program of services and care. In 2000, the American Seniors Housing Association, a seniors' housing trade association, ranked American
Retirement Corporation as the nation's sixth largest manager of seniors' housing.

                          INDEX TO FINANCIAL STATEMENTS

                         CNL RETIREMENT PROPERTIES, INC.

                                                                                                         Page
Pro Forma Consolidated Financial Information (unaudited):

     Pro Forma Consolidated Balance Sheet as of June 30, 2001                                               7

     Pro Forma Consolidated Statement of Earnings for the six months ended June 30, 2001                    8

     Pro Forma Consolidated Statement of Earnings for the year ended December 31, 2000                      9

     Notes to Pro Forma Consolidated Financial Statements for the six months ended June 30, 2001
        and the year ended December 31, 2000                                                               10

                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION



         The following Unaudited Pro Forma Consolidated Balance Sheet of CNL Retirement Properties, Inc. and subsidiaries (the "Company") gives effect to (i) the receipt of an initial capital contribution of $200,000 from the Advisor, $15,765,313 in gross offering proceeds from the sale of 1,576,528 shares of common stock for the period from inception through June 30, 2001, and the application of such funds to pay offering expenses and miscellaneous acquisition expenses, to purchase a property, and to redeem 3,884 shares of common stock pursuant to the Company's redemption plan, (ii) the receipt of $1,462,191 in gross offering proceeds from the sale of 146,219 additional shares for the period July 1, 2001 through August 15, 2001, the accrual of related offering expenses, acquisition fees and miscellaneous acquisition expenses and (iii) the application of such funds to purchase two additional properties, all as reflected in the pro forma adjustments described in the related notes. The Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2001, includes the transactions described in (i) above, from the historical balance sheet, adjusted to give effect to the transactions in (ii) and (iii) above as if they had occurred on June 30, 2001.

         The Unaudited Pro Forma Consolidated Statements of Earnings for the six months ended June 30, 2001 and for the year ended December 31, 2000, include the operating results of the properties described in (i) and (iii) above from the date of their acquisition or the date they became probable of being acquired plus operating results for the period commencing (A) the later of (i) the date the date the property became operational by the previous owner or (ii) January 1, 2000 to (B) the earlier of (i) the date the property was acquired by the Company or (ii) the end of the pro forma period presented.

         This pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company's financial results or condition if the various events and transactions reflected therein had occurred on the dates or been in effect during the periods indicated. This pro forma consolidated financial information should not be viewed as indicative of the Company's financial results or conditions in the future.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 2001

                                                                                      Pro Forma
                           ASSETS                              Historical            Adjustments                Pro Forma
                                                              -------------          -------------            -------------

Land, buildings and equipment on operating lease, net          $ 14,204,187            $21,313,914    (a)      $ 35,518,101
Cash and cash equivalents                                           133,657                319,310    (a)           524,967
Restricted cash                                                      31,480                     --                   31,480
Receivables                                                           2,274                     --                    2,274
Loan costs, net                                                      42,528                 70,881    (a)           113,409
Accrued rental income                                                35,874                     --                   35,874
Other assets                                                        165,620               (162,191 )  (a)             3,429
                                                              -------------          -------------            -------------
                                                               $ 14,615,620            $21,613,914             $ 36,229,534
                                                              =============          =============            =============

            LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
    Line of credit                                              $   361,000           $ 18,440,720    (a)      $ 18,801,720
    Accounts payable and accrued expenses                             7,950                 74,306    (a)            82,256
    Due to related parties                                        1,241,170                943,642    (a)         2,184,812
    Interest payable                                                  2,252                     --                    2,252
    Security deposits                                               553,956                810,030    (a)         1,363,986
    Rent paid in advance                                             53,282                     --                   53,282
                                                              -------------          -------------            -------------
          Total liabilities                                       2,219,610             20,268,698               22,488,308
                                                              -------------          -------------            -------------


Stockholders' equity:
    Preferred stock, without par value.
       Authorized and unissued 3,000,000 shares                          --                     --                       --
    Excess shares, $0.01 par value per share.
       Authorized and unissued 103,000,000 shares                        --                     --                       --
    Common stock, $0.01 par value per share.
       Authorized 100,000,000 shares; issued 1,596,528
       and outstanding 1,592,644 shares; issued 1,742,747
       and outstanding 1,738,863 shares, as adjusted                 15,926                  1,462    (a)            17,388
    Capital in excess of par value                               12,924,694              1,343,754    (a)        14,268,448
    Accumulated distributions in excess of net earnings            (544,610 )                   --                 (544,610 )
                                                              -------------          -------------            -------------
          Total stockholders' equity                             12,396,010              1,345,216               13,741,226
                                                              -------------          -------------            -------------
                                                                $14,615,620            $21,613,914             $ 36,229,534
                                                              =============          =============            =============


See accompanying notes to unaudited pro forma consolidated financial statements.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                         SIX MONTHS ENDED JUNE 30, 2001

                                                                                Pro Forma
                                                        Historical             Adjustments               Pro Forma
                                                       ------------          ---------------           -------------

Revenues:
    Rental income from operating leases                   $ 689,880              $ 1,196,533     (1)     $ 1,886,413
    FF&E reserve income                                      17,526                       --                  17,526
    Interest and other income                                 5,292                       --                   5,292
                                                        ------------          ---------------           -------------
                                                            712,698                1,196,533               1,909,231
                                                        ------------          ---------------           -------------
Expenses:
    Interest                                                103,793                  665,020     (4)         768,813
    General operating and administrative                    209,881                       --                 209,881
    Asset management fees to related party                   41,547                   60,752     (5)         102,299
    Reimbursement of operating expenses
       from related party                                  (145,015  )               145,015     (6)              --
    Depreciation and amortization                           223,199                  329,196     (7)         552,395
                                                        ------------          ---------------           -------------
                                                            433,405                1,199,983               1,633,388
                                                        ------------          ---------------           -------------
Net Earnings                                              $ 279,293               $   (3,450   )          $  275,843
                                                        ============          ===============           =============

Earnings Per Share of Common Stock
    (Basic and Diluted)                                    $   0.20                               (8)       $   0.20
                                                        ============                                    =============

Weighted Average Number of Shares of Common
    Stock Outstanding                                     1,363,640                               (8)      1,363,640
                                                        ============                                    =============

See accompanying notes to unaudited pro forma consolidated financial statements.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                          YEAR ENDED DECEMBER 31, 2000

                                                                                Pro Forma
                                                        Historical             Adjustments               Pro Forma
                                                       ------------          ---------------           -------------

Revenues:
    Rental income from operating lease                    $ 962,000               $1,172,291   (1)       $ 2,134,291
    FF&E reserve income                                      19,672                    9,809   (2)            29,481
    Interest income                                         103,058                  (90,959   (3)            12,099
                                                        ------------          ---------------           -------------
                                                          1,084,730                1,091,141               2,175,871
                                                        ------------          ---------------           -------------
Expenses:
    Interest                                                367,374                  630,698   (4)           998,072
    General operating and administrative                    340,086                       --                 340,086
    Asset management fees to related party                   55,396                   58,528   (5)           113,924
    Reimbursement of operating expenses from
       related party                                       (213,886 )                 31,652   (6)          (182,234  )
    Depreciation and amortization                           310,982                  342,256   (7)           653,238
                                                        ------------          ---------------           -------------
                                                            859,952                1,063,134               1,923,086
                                                        ------------          ---------------           -------------
Net Earnings                                              $ 224,778                $  28,007               $ 252,785
                                                        ============          ===============           =============

Earnings Per Share of Common Stock
    (Basic and Diluted)                                    $   0.27                            (8)          $   0.29
                                                        ============                                    =============

Weighted Average Number of Shares of Common
    Stock Outstanding                                       845,833                            (8)           876,472
                                                        ============                                    =============


See accompanying notes to unaudited pro forma consolidated financial statements.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                              FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND
                        THE YEAR ENDED DECEMBER 31, 2000


Unaudited Pro Forma Consolidated Balance Sheet:

(a) Represents gross proceeds of $1,462,191 from the sale of 146,219 shares during the period July 1, 2001 through August 15, 2001, the receipt of $18,440,720 on borrowings from the line of credit, the receipt of $810,030 from the lessee as a security deposit and $391,310 of cash and cash equivalents used (i) to acquire two properties for $20,250,750 and
         (ii) to pay loan costs of $70,881 related to the assumed borrowings from the line of credit. Also represents accruals of $943,642 for amounts due to related parties for acquisition fees of $65,799 (4.5% of gross proceeds) and additional acquisition fees of $760,868 related to the financing of the acquisition which are considered additional costs of the property, selling commissions of $109,644 (7.5% of gross proceeds) and marketing support and due diligence expense reimbursement fees of $7,311 (0.5% of gross proceeds) which have been netted against stockholders' equity. In addition, miscellaneous acquisition costs of $74,306 have been accrued.

Unaudited Pro Forma Consolidated Statements of Earnings:

(1) Represents adjustment to rental income from the operating leases for the properties acquired by or probable of being acquired by the Company as of August 15, 2001 (the "Pro Forma Property" or "Pro Forma Properties") for the period commencing (A) the later of the (i) the date the Pro Forma Property became operational by the previous owner or
         (ii) January 1, 2000 to (B) the earlier of (i) the date the Pro Forma Property was acquired by the Company or (ii) the end of the pro forma period presented. The following presents the actual date the Pro Forma Properties were acquired or became probable of being acquired by the Company as compared to the date the Pro Forma Properties were treated as becoming operational as a rental property for purposes of the Pro Forma Consolidated Statement of Earnings.

                                                                  Date                Date the Property
                                                                Acquired            became Operational as
                                                             by the Company           a Rental Property
                                                          ----------------------    -----------------------

              Brighton Gardens in Orland Park, IL             April 20, 2000            October 11, 1999
              (the "Orland Park Property")
              Broadway Plaza in Arlington, TX                 August 15, 2001           August 15, 2000
              (the "Arlington Property")
              Homewood Residence in Boca Raton, FL            August 15, 2001           October 1, 2000
              (the "Boca Raton Property")

         The leases provide for the payment of percentage rent in addition to base rental income; however, no percentage rent was due under the lease for the Pro Forma Properties during the period the Company was assumed to have held the property.

(2) Represents reserve funds, which will be used for the replacement and renewal of furniture, fixtures and equipment relating to the Orland Park Property (the "FF&E Reserve"). The funds in the FF&E Reserve and all property purchased with funds from the FF&E Reserve will be paid, granted and assigned to the Company. In connection therewith, FF&E Reserve income was earned at approximately $2,500 per month.

(3) Represents adjustment to interest income due to the decrease in the amount of cash available for investment in interest bearing accounts for the period commencing (A) the later of (i) the date the Pro Forma Property became operational by the previous owner or (ii) January 1, 2000 to (B) the earlier of (i) the date the Pro Forma Property was acquired by the Company or (ii) the end of the pro forma period presented,

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                   FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND
                        THE YEAR ENDED DECEMBER 31, 2000


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:

         as described in Note (1). The pro forma adjustment is based upon the fact that interest income from interest bearing accounts was earned at a rate of approximately five percent per annum by the Company during the year ended December 31, 2000.

(4) Represents adjustment to interest expense incurred at a rate of 8.75% per annum in connection with the assumed borrowings from the line of credit of $8,100,000 from January 1, 2000, to the date the Orland Park Property was acquired by the Company. Also represents adjustment to interest expense incurred at a rate ranging from 6.75% to 8.75% per annum in connection with the purchase of the Arlington Property and the Boca Raton Property of $18,440,720 for the period commencing (A) the later of (i) the date the Pro Forma Property became operational by the previous owner or (ii) January 1, 2000 to (B) the earlier of (i) the date the Pro Forma Property was acquired by the Company or (ii) the end of the pro forma period presented, as described in Note (1).

(5) Represents increase in asset management fees relating to the Pro Forma Property for the period commencing (A) the later of (i) the date the Pro Forma Property became operational by the previous owner or (ii) January 1, 2000 to (B) the earlier of (i) the date the Pro Forma Property was acquired by the Company or (ii) the end of the pro forma period presented, as described in Note (1). Asset management fees are equal to 0.60% per year of the Company's Real Estate Asset Value as defined in the Company's prospectus.

(6) Pursuant to the advisory agreement, CNL Retirement Corp. (the "Advisor") is required to reimburse the Company the amount by which the total operating expenses paid or incurred by the Company exceed in any four consecutive fiscal quarters (the "Expense Year") the greater of two percent of average invested assets or 25 percent of net income (the "Expense Cap.") During the Expense Years ended June 30, 2001 and June 30, 2000, the Company's operating expenses exceeded the Expense Cap by $145,015 and $213,886, respectively.

         As a result of the Pro Forma Properties being treated in the Pro Forma Consolidated Statements of Earnings as operational for the period commencing (A) the later of (i) the date the Pro Forma Property became operational by the previous owner or (ii) January 1, 2000 to (B) the earlier of (i) the date the Pro Forma Property was acquired by the Company or (ii) the end of the pro forma period presented, the Expense Cap increased based on two percent of average invested assets; therefore, the amount of the reimbursement of operating expenses from related party was adjusted for the six months ended June 30, 2001 and the year ended December 31, 2000.

(7) Represents increase in depreciation expense of the buildings and the furniture, fixture and equipment ("FF&E") portions of the Pro Forma Properties accounted for as an operating leases using the straight-line method. The buildings and FF&E are depreciated over useful lives of 40 and seven years, respectively. Also represents amortization of the loan costs of $126,798 amortized under the straight-line method (which approximates the effective interest method) over a period of five years commencing (A) the later of (i) the date the Pro Forma Property became operational by the previous owner or (ii) January 1, 2000 to (B) the earlier of (i) the date the Pro Forma Property was acquired by the Company or (ii) the end of the pro forma period presented, as described in Note (1).

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                   FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND
                        THE YEAR ENDED DECEMBER 31, 2000


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:

(8) Historical earnings per share was calculated based upon the weighted average number of shares of common stock outstanding during the six months ended June 30, 2001 and the year ended December 31, 2000.

         As a result of the Orland Park Property being treated in the Pro Forma Consolidated Statement of Earnings as operational since January 1, 2000, the Company assumed approximately 670,638 shares of common stock were sold, and the net offering proceeds were available for the purchase of this property. Consequently, the weighted average number of shares outstanding for the year ended December 31, 2000, were adjusted by an additional 130,600 shares as of January 1, 2000. Pro forma earnings per share were calculated based upon the weighted average number of shares of common stock outstanding, as adjusted, during the year ended December 31, 2000.

                      INDEX TO OTHER FINANCIAL INFORMATION


The following summarized financial information is filed as part of this report as a result of American Retirement Corp. ("ARC") guaranteeing lease payments for the tenant relating to the Properties that are probable of being acquired by the Company as of August 15, 2001. The summarized financial information presented for ARC as of December 31, 2000 and December 31, 1999, and for each of the two years ended December 31, 2000, was obtained from the Form 10-K filed by ARC with the Securities and Exchange Commission for the year ended December 31, 2000. The summarized financial information presented for ARC as of June 30, 2001 was obtained from the Form 10-Q filed by ARC with the Securities and Exchange Commission for the six months ended June 30, 2001.

                                                                 Page
American Retirement Corp. and Subsidiaries:

    Selected Financial Data for the year ended December 31,
         2000 and the six months ended June 30, 2001              14

                           Other Financial Information

                   American Retirement Corp. and Subsidiaries
                             Selected Financial Data
                      (in Millions, except per share data)




Consolidated Balance Sheet Data:
                                                  June 30,              December 31,            December 31,
                                                    2001                    2000                   1999
                                                ------------            ------------           ------------

Current assets                                     $ 51,409               $  50,728               $ 63,185
Noncurrent assets                                   761,789                 741,752                677,226
Current liabilities                                  48,699                  36,448                 39,595
Noncurrent liabilities                              630,638                 614,075                552,648
Stockholders' equity                                133,861                 141,957                148,168



Consolidated Statements of Income Data:

                                                 Six Months Ended         Year Ended          Year Ended          Year Ended
                                                    June 30,             December 31,        December 31,        December 31,
                                                      2001                   2000                1999                1998
                                               --------------------     ---------------    -----------------    ----------------

Revenues                                             $123,750                 $206,114             $175,270           $142,357

Costs and expenses (including income
   tax expense and extraordinary loss on
   extinguishment of debt)                            131,174                  211,960              173,218            149,257
                                                 ------------            -------------        -------------        -----------

Net income (loss)                                    $ (7,424 )               $ (5,846 )            $ 2,052            $ 6,900
                                                 ============            =============        =============        ===========

Basic earnings (loss) per share                       $ (0.43 )                $ (0.34 )            $  0.12            $  0.49
                                                 ============            =============        =============        ===========

Diluted earnings (loss) per share                     $ (0.43 )                $ (0.34 )            $  0.12            $  0.49
                                                 ============            =============        =============        ===========

                         CNL RETIREMENT PROPERTIES, INC.
                STATEMENT OF ESTIMATED TAXABLE OPERATING RESULTS
                         BEFORE DIVIDENDS PAID DEDUCTION
                      OF PROPERTIES ACQUIRED FROM INCEPTION
                             THROUGH AUGUST 15, 2001
                FOR THE YEAR ENDED DECEMBER 31, 2000 (Unaudited)


         The following schedule presents unaudited estimated taxable operating results before dividends paid deduction of the Property acquired by the Company as of August 15, 2001 and the Properties for which the Company had initial commitments as of August 15, 2001. The statement presents unaudited estimated taxable operating results for the Properties as if they had been acquired and operational on January 1, 2000 through December 31, 2000. The schedule should be read in light of the accompanying footnotes.

         These estimates do not purport to present actual or expected operations of the Company for any period in the future. The estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith.

                                                                Broadway Plaza       Homewood Residence
                               Brighton Gardens by Marriott     at Pecan Park         at Boca Raton
                                   Orland Park Property       Arlington Property    Boca Raton Property         Total
                               ----------------------------- ------------------- ------------------------ -------------------
Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                      $1,350,268                  $1,084,322            $ 991,380            $3,425,970

FF&E Reserve Income (2)                    29,481                          --                   --                29,481

Asset Management Fees (3)                 (83,093 )                   (63,472  )           (58,032  )           (204,597  )

Interest Expense (4)                     (708,750 )                  (653,000  )          (677,040  )         (2,038,790  )

General and Administrative
    Expenses (5)                         (110,422 )                  (100,009  )           (91,437  )           (301,868  )
                                     -------------             ---------------        -------------       ---------------

Estimated Cash Available from
    Operations                            477,484                     267,841              164,871               910,196

Depreciation  and Amortization
    Expense (6) (7)                      (453,421 )                  (341,863  )          (313,668  )         (1,108,952  )
                                     -------------             ---------------        -------------       ---------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                       $ 24,063                   $ (74,022 )         $ (148,797  )         $ (198,756  )
                                     =============             ===============        =============       ===============

                                  See Footnotes

FOOTNOTES:

(1) Rental income does not include percentage rents which will become due if specified levels of gross receipts are achieved.

(2) Reserve funds will be used for the replacement and renewal of furniture, fixtures and equipment related to the Orland Park Property ("FF&E Reserve"). The funds in the FF&E Reserve and all property purchased with the funds from the FF&E Reserve will be paid, granted and assigned to the Company. In connection therewith, FF&E Reserve income will be earned at 1% of gross receipts for lease years one through four and has been estimated based on projected gross revenues.

(3) The Properties will be managed pursuant to an advisory agreement between the Company and CNL Retirement Corp. (the "Advisor"), pursuant to which the Advisor will receive monthly asset management fees in an amount equal to one-twelfth of .60% of the Company's Real Estate Asset Value as of the end of the preceding month as defined in such agreement. See "Management Compensation."

(4) Estimated at borrowing rates ranging from 6.75% to 8.75% per annum for borrowings on the line of credit.

(5) Estimated at 8% of gross rental income, based on the previous experience of an Affiliate of the Advisor with another public REIT.

(6)      The federal tax basis of the  depreciable  portion of the  property and
         the  number  of  years  the  assets  have  been   depreciated   on  the
         straight-line method is as follows:

                                                                                         Furniture and
                                                               Buildings                    Fixtures
                                                              (39 years)                  (5-15 years)
                                                             --------------             -----------------

         Orland Park Property                                   $11,533,074                   $1,025,630
         Arlington Property                                       9,070,979                      764,915
         Boca Raton Property                                      8,580,537                      655,578

(7) Loan costs of $126,798 (.5% origination fee on the line of credit, legal fees and closing costs) amortized under the straight-line method over a period of five years.